SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

GlobalSCAPE, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

37940G109
(CUSIP Number)

Kyle Hofmann
General Counsel
Help/Systems, LLC
6455 City West Parkway
Eden Prairie, MN 55344
Tel: (952) 933-0609
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

John T. Haggerty, Esq.
Lillian Kim, Esq.
Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts 02210
(617) 570-1000

July 19, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37940G109

1.	NAMES OF REPORTING PERSONS: Help/Systems, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 6,468,511(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,468,511(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.4%(2)
14.	TYPE OF REPORTING PERSON CO

(1)
Pursuant to the Support Agreements (described below), Help/Systems, LLC may be deemed to have beneficial ownership of 6,468,511 shares of common stock, par value $0.001 per share (“Common Stock”), of GlobalSCAPE, Inc. (“GlobalSCAPE”), which include 92,002 shares of restricted stock, but do not include options scheduled to vest after September 26, 2020 (the date that is 60 days from the date hereof). Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The percentage is calculated based on 18,782,318 shares of GlobalSCAPE’s common stock issued and outstanding as of July 28, 2020 based on information received from GlobalSCAPE.

CUSIP No. 37940G109

1.	NAMES OF REPORTING PERSONS: Grail Merger Sub, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 6,468,511(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,468,511(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.4%(2)
14.	TYPE OF REPORTING PERSON CO

(1)
Pursuant to the Support Agreements (described below), Grail Merger Sub, Inc. may be deemed to have beneficial ownership of 6,468,511 shares of common stock, par value $0.001 per share of GlobalSCAPE, which include 92,002 shares of restricted stock, but do not include options scheduled to vest after September 26, 2020 (the date that is 60 days from the date hereof). Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The percentage is calculated based on 18,782,318 shares of the GlobalSCAPE’s common stock issued and outstanding as of July 28, 2020 based on information received from GlobalSCAPE.

CUSIP No. 37940G109

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of GlobalSCAPE, Inc. a Delaware corporation (“GlobalSCAPE”). GlobalSCAPE’s principal executive offices are located at 4500 Lockhill-Selma Road, Suite 150, San Antonio, TX 78249.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of (i) Help/Systems, LLC, a Delaware limited liability company (“Parent”), and (ii) Grail Merger Sub, Inc., a Delaware corporation (“Merger Sub”). Parent and Merger Sub are collectively hereinafter referred to as the “Reporting Persons.”

Parent’s principal executive office is located at 6455 City West Parkway, Eden Prairie, MN 55344, and the telephone number is (952) 933-0609. Parent is a software company focused on helping exceptional organizations build a better IT. Parent’s security and automation software simplifies critical IT processes to give customers peace of mind.

Merger Sub’s principal executive office is located at c/o Help/Systems, LLC, 6455 City West Parkway, Eden Prairie, MN 55344, and the telephone number is (952) 933-0609. Merger Sub is a wholly owned subsidiary of Parent. Merger Sub was formed solely for the purpose of consummating the transactions contemplated by the Merger Agreement (defined in Item 4 below). To date, Merger Sub has engaged and is expected to engage in no other activities other than those incidental to the Offer (defined in Item 4 below), the Merger (defined in Item 4 below) and the Merger Agreement (defined in Item 4 below).

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule A hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, and, to the best knowledge of each of the Reporting Persons, none of the persons named on Schedule A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 3 (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to, and subject to the terms and conditions contained in the Support Agreements (defined in Item 4 below), the Reporting Persons may be deemed to have acquired beneficial ownership of shares of common stock, par value $0.001 per share (the “Common Stock”), of GlobalSCAPE by virtue of the execution of the Support Agreements by Parent, Merger Sub and certain stockholders of GlobalSCAPE. No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Merger Agreement or the execution of the Support Agreements.

The total amount of funds required by Parent to consummate the Offer described in Item 4 below (the terms of which are hereby incorporated by reference) and to provide funding in connection with the Merger is approximately $217 million, plus related fees and expenses. Parent plans to finance through a combination of cash on hand and new debt financing commitments.

Item 4. Purpose of Transaction.

Merger Agreement

On July 19, 2020, GlobalSCAPE, Parent, Merger Sub, and solely with respect to certain sections therein, HS Purchaser, LLC, a Delaware limited liability company and Help/Systems Holdings, Inc., a Delaware corporation, entered into an Agreement and Plan of Merger (the “Merger Agreement”).

CUSIP No. 37940G109

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Parent has agreed that Merger Sub will commence a cash tender offer (the “Offer”) to acquire all of the issued and outstanding shares of GlobalSCAPE’s Common Stock, at a price of $9.50 per share, without interest (the “Offer Price”), subject to any required withholding of taxes, net to the seller in cash without interest, on the terms and subject to the conditions set forth in the Merger Agreement.

The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into GlobalSCAPE pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with GlobalSCAPE being the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of Parent, Merger Sub, GlobalSCAPE or the holders of any of the following securities, (i) each share of common stock of Merger Sub that is outstanding as of immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of GlobalSCAPE, and each certificate representing ownership of such shares of common stock of Merger Sub will thereafter represent ownership of shares of common stock of GlobalSCAPE; (ii) each share of Common Stock that is held by GlobalSCAPE as treasury stock as of immediately prior to the Effective Time (collectively, the “Owned Shares”) will be cancelled and extinguished without any conversion thereof or consideration paid therefor; and (iii) each share of Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than (i) Owned Shares and (ii) shares of Common Stock that are issued and outstanding as of immediately prior to the Effective Time and held by stockholders of GlobalSCAPE who have (A) neither voted in favor of the adoption of the Merger Agreement nor consented thereto in writing and (B) properly and validly exercised and perfected their respective statutory rights of appraisal in respect of such shares of Common Stock in accordance with Section 262 of the DGCL) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest thereon and subject to any required withholding of taxes, in accordance with the Merger Agreement.

At the Effective Time, (i) each option to purchase shares of Common Stock (whether granted by GlobalSCAPE pursuant GlobalSCAPE’s equity plans or otherwise issued or granted (“Option”) outstanding immediately prior to the Effective Time, whether vested or unvested, will, without any action on the part of Parent, Merger Sub, GlobalSCAPE or the holder thereof, be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying the Merger Consideration (less the exercise price per share attributable to such Option) by (ii) the total number of shares of Common Stock issuable upon exercise in full of such Option and each share of Common Stock subject to vesting or other lapse restrictions whether resulting from awards granted by GlobalSCAPE pursuant to GlobalSCAPE’s equity plans or otherwise issued or granted (“Restricted Stock”) that as of immediately prior to the Effective Time, remains subject to any performance-vest, time-vest or other condition(s) that constitutes a “substantial risk of forfeiture” within the meaning of Section 83 of the Internal Revenue Code of 1986, as amended, which is outstanding prior thereto shall become fully vested as of the Effective Time, and (iii) each award of Restricted Stock will, without any action on the part of Parent, Merger Sub, GlobalSCAPE or the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying the amount of the Merger Consideration by the total number of shares of Restricted Stock.

The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with an Acquisition Proposal (as defined in the Merger Agreement) that the board of directors of GlobalSCAPE determines constitutes a Superior Proposal (each as defined in the Merger Agreement). Upon the termination of the Merger Agreement, under specified circumstances, GlobalSCAPE will be required to pay Parent a termination fee of $5,527,500. However, if the Agreement is terminated prior to August 24, 2020, the No-Shop Period Start Date (as defined in the Merger Agreement), GlobalSCAPE will be required to pay Parent a termination fee of $3,685,000.

The obligation of Merger Sub to purchase shares of Common Stock tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things:

•
there shall have been validly tendered and not validly withdrawn prior to the expiration of the Offer that number of shares of Common Stock which, considered together with all other shares of Common Stock, if any, beneficially owned by Parent and its affiliates, but excluding, for the avoidance of doubt, any shares of Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been received, represent one more than 50% of the sum of (x) the total number of shares of Common Stock outstanding at the expiration of the Offer, plus (y) the aggregate number of shares of Common Stock then issuable to holders of Options from which GlobalSCAPE has received notices of exercise prior to the expiration of the Offer (and as to which such shares of Common Stock have not yet been issued to such exercising holders of Options);

•
that the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”) relating to the purchase of shares of Common Stock pursuant to the Offer or the consummation of the Merger under the HSR Act will have expired or otherwise been terminated;

CUSIP No. 37940G109

•
that no governmental authority of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the Offer or the Merger illegal or otherwise preventing or prohibiting consummation of the Offer or the Merger;

•
that since the date of the Merger Agreement, there will not have occurred any change, event, violation, inaccuracy, effect or circumstance that, individually or taken together with all other effects that exist or have occurred, (A) has had or would reasonably be expected to have a material adverse effect on the business, properties, assets, financial condition or results of operations of the acquired entities, taken as a whole; or (B) would constitute a material adverse effect of GlobalSCAPE;

•
that (A) except as provided in clauses (B) and (C) below, the representations and warranties of GlobalSCAPE contained in the Merger Agreement will have been true and correct (in each case, disregarding all qualifications and exceptions contained therein regarding materiality or material adverse effect of GlobalSCAPE or similar standard or qualification) as of the date of the Merger Agreement and as of the expiration date as though made on and as of such date and time (except to the extent that any such representations and warranties expressly speak as of an earlier date, in which case such representation and warranty will not have been true and correct as of such earlier date), except where the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect of GlobalSCAPE; (B) the representations and warranties of GlobalSCAPE set forth in certain sections of the Merger Agreement will have been true and correct in all material respects as of the date of the Merger Agreement and as of the Expiration Date (as defined in the Merger Agreement) as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will not have been true and correct in all material respects as of such earlier date); and (C) the representations and warranties of GlobalSCAPE set forth in certain sections of the Merger Agreement will not have been true and correct as of the date of the Agreement and as of the Expiration Date (as defined in the Merger Agreement) as though made on and as of such date and time, except for de minimis inaccuracies; provided, that solely for purposes of clause (C) above, if one or more inaccuracies in the representations and warranties set forth in certain sections of the Merger Agreement would cause damages or diminution in value to Parent or Merger Sub of $100,000 or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (C) of this paragraph;

•	that GlobalSCAPE will not have failed to perform or comply with, in all material respects, with its obligations required to be performed or complied with by it under the Merger Agreement; and

•	that the Merger Agreement will not have been terminated in accordance with its term.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 1 and incorporated herein by reference.

Support Agreements

Concurrent with the execution and delivery of the Merger Agreement, on July 19, 2020, certain stockholders of GlobalSCAPE (collectively, the “GlobalSCAPE Stockholders”) entered into support agreements (the “Support Agreements”) with Parent and Merger Sub, pursuant to which each of the GlobalSCAPE Stockholders agreed, among other things, to irrevocably tender his, her or its shares of GlobalSCAPE Common Stock (the “Subject Shares”), or cause the Subject Shares to be validly and irrevocably tendered, into the Offer pursuant to and in accordance with the terms of the Offer, as promptly as practicable after, but in no event later than the tenth business day after, the commencement of the Offer. The Subject Shares represent, in the aggregate, approximately 34.4% of the shares of Common Stock outstanding as of July 28, 2020.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement. The form of Support Agreement is attached as Exhibit 2 and incorporated herein by reference.

Following the Merger, GlobalSCAPE’s shares will no longer be traded on the New York Stock Exchange, there will be no public market for GlobalSCAPE’s shares and registration of GlobalSCAPE’s shares under the Exchange Act will be terminated.

This document does not constitute an offer to buy or a solicitation of an offer to sell any securities. No tender offer for the shares of GlobalSCAPE has commenced at this time. In connection with the proposed transaction, Parent and Merger Sub intend to file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Any definitive tender offer documents will be mailed to stockholders of GlobalSCAPE. INVESTORS AND SECURITY HOLDERS OF GLOBALSCAPE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Merger Sub through the website maintained by the SEC at http://www.sec.gov.

CUSIP No. 37940G109

Item 5. Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated herein by reference.

(a)          Pursuant to the Support Agreements, as of July 19, 2020, the Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”) to share with the GlobalSCAPE Stockholders the power to vote or direct the voting or disposition of 6,468,511 of the Subject Shares, which include 92,002 shares of Restricted Stock, and thus, for the purpose of Rule 13d-3, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 6,468,511 shares of Common Stock, which constitutes approximately 34.4% of all the shares of Common Stock outstanding as of July 28, 2020. Except as set forth in this Item 5, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto beneficially owns any shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Subject Shares, and the Reporting Persons expressly disclaim all beneficial ownership of such shares.

(b)          Except to the extent that it may be deemed to by virtue of the Support Agreements, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, have sole power to vote or direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of any shares of Common Stock.

The Reporting Persons may be deemed in certain circumstances to have the shared power with the GlobalSCAPE Stockholders to vote the 6,468,511 Subject Shares. However, the Reporting Persons (i) are not entitled to any rights as stockholders of  GlobalSCAPE as to the Subject Shares, except as otherwise expressly provided in the Support Agreements, and (ii) disclaim any beneficial ownership of any of the Subject Shares.

The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the GlobalSCAPE Stockholders and hereby disclaim beneficial ownership of any shares of Common Stock beneficially owned by the stockholders or any of their affiliates including, without limitation, the Subject Shares.

(c)          Except as set forth in this Item 5, to the best knowledge of the Reporting Persons. none of the Reporting Persons nor any other person listed in Schedule A hereto have effected any transaction in any shares of Common Stock during the past 60 days.

(d)          To the best knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Item 5.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference. Except for the agreements described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule A hereto, or between such persons and any other person, with respect to any securities of the GlobalSCAPE, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 37940G109

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name
1.
Agreement and Plan of Merger, dated as of July 19, 2020, among Help/Systems, LLC, Grail Merger Sub, Inc., GlobalSCAPE, Inc., and solely with respect to certain sections therein, HS Purchaser, LLC and Help/Systems Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by GlobalSCAPE, Inc. with the Securities and Exchange Commission on July 20, 2020).

2.
Form of Support Agreement, dated as of July 19, 2020, by and among Help/Systems, LLC, Grail Merger Sub, Inc. and each of the stockholders named therein (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by GlobalSCAPE, Inc. with the Securities and Exchange Commission on July 20, 2020).

3.	Joint Filing Agreement, dated as of July 28, 2020, by and between Help/Systems, LLC and Grail Merger Sub, Inc.

CUSIP No. 37940G109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2020

HELP/SYSTEMS, LLC

/s/ Kyle Hofmann
Name: Kyle Hofmann
Title: General Counsel

GRAIL MERGER SUB, INC.

/s/ Kyle Hofmann
Name: Kyle Hofmann
Title: Secretary

SCHEDULE A

Help/Systems, LLC

The name, business address, business telephone number, title, present principal occupation or employment and citizenship of each executive officer of Parent is set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Parent.

Executive Officers

Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment

Kate Bolseth	United States	c/o Help/Systems, LLC, 6455 City West Parkway, Eden Prairie, MN 55344 (952) 933-0609	Chief Executive Officer

Jim Cassens	United States	c/o Help/Systems, LLC, 6455 City West Parkway, Eden Prairie, MN 55344 (952) 933-0609	President

Matthew Reck	United States	c/o Help/Systems, LLC, 6455 City West Parkway, Eden Prairie, MN 55344 (952) 933-0609	Vice President, Chief Financial Officer and Treasurer

Kyle Hofmann	United States	c/o Help/Systems, LLC, 6455 City West Parkway, Eden Prairie, MN 55344 (952) 933-0609	General Counsel, Secretary

Grail Merger Sub, Inc.

The name, business address, business telephone number, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Merger Sub are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Merger Sub.

Directors and Executive Officers

Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment

Kate Bolseth	United States	c/o Grail Merger Sub, Inc., Help/Systems, LLC, 6455 City West Parkway, Eden Prairie, MN 55344 (952) 933-0609	Director and Chief Executive Officer

Matthew Reck	United States	c/o Grail Merger Sub, Inc., Help/Systems, LLC, 6455 City West Parkway, Eden Prairie, MN 55344 (952) 933-0609	Director and Chief Financial Officer

Jim Cassens	United States	c/o Grail Merger Sub, Inc., Help/Systems, LLC, 6455 City West Parkway, Eden Prairie, MN 55344 (952) 933-0609	President

Kyle Hofmann	United States	c/o Grail Merger Sub, Inc., Help/Systems, LLC, 6455 City West Parkway, Eden Prairie, MN 55344 (952) 933-0609	Secretary